EXHIBIT 21.1
List of Subsidiaries*

Name	Jurisdiction
3Com Holdings Limited	Cayman Islands
TippingPoint Technologies, Inc.	Delaware, U.S.A.
3Com Technologies	Cayman Islands
H3C Technologies Co., Limited (“H3C”)	Hong Kong
Hangzhou H3C Technologies Co., Ltd.**	China

*	Omits subsidiaries that, considered in the aggregate as a single subsidiary, do not constitute a significant subsidiary as of the end of the 2009 fiscal year (using the definition of “significant subsidiary” in Rule 1-02(w) of Regulation S-X).

**	100%-owned by H3C.